EXHIBIT 6(a)

KEYPORT LIFE INSURANCE COMPANY

AMENDED AND RESTATED ARTICLES OF INCORPORATION

       The name of the corporation is Keyport Life Insurance Company (the "Company") and its principal office for the transaction of business in Rhode Island shall be in the City of Lincoln or such other location as may be selected by the Company.

       The Company may also have offices at such other places in Rhode Island or elsewhere as the Board of Directors may from time to time determine or as the business of the Company may require.

       This Company is organized for the following purposes, as authorized by Titles 7 and 27 of the Rhode Island General Laws, as amended, namely:

       1.     To insure the lives of individuals under life insurance plans, both fixed and variable, including both individual and group; to issue accident insurance and health insurance including the right to act as administrator of hospital and medical insurance; to issue, grant, purchase and dispose of annuities, both fixed and variable, including both individual and group and to reinsure any part of said risk; and to accept reinsurance of the same nature of risk. To have all the powers conferred by the State of Rhode Island upon corporations organized for the purpose of insuring the lives of individuals, and to issue all such forms of insurance contracts as pertain to or may be connected with the business of life, annuity and accident and health insurance as it now is or may be hereafter carried on in the United States of America.

       2.     To have the power to establish either or both general, segregated or separate accounts in connection with the business authorized hereunder; to have the power to establish depository accounts; to have the power to establish or acquire any subsidiary authorized by law; and to have the power to act in its own right in any similar capacity authorized by law.

       3.     To have the right to buy, hold, sell, and convey personal property and such real estate, or interest therein, as may be necessary or convenient for the proper conduct of the affairs of the Company, or as permitted by law.

       4.     To have all the powers conferred by law on a life insurance company organized for the purposes above set forth; to engage in any business or type of business which any life insurance company now or hereafter domiciled in Rhode Island may now or hereafter lawfully do; and in connection therewith to have all powers conferred by law on all insurance corporations organized and doing business under and by authority of Title 27 of the Rhode Island General Laws, as amended.

       The term of existence of the Company shall be perpetual.

       The annual meeting of the shareholders of the Company shall be held in Lincoln, Rhode Island, or such other place as may be designated by the Board of Directors, at such date and time as may be stated or fixed in the By-Laws of the Company. If for any reason the annual meeting is not held on such date, a special meeting may be called in lieu thereof.

       The total number of shares which the Company shall have authority to issue shall be 8,000,000 shares of voting Common Stock of the par value of $1.25 per share and a total par value of $10,000,000. Each holder of Common Stock shall be entitled to one vote for each share of Common Stock standing in such holder's name on the books of the Company on each matter submitted to a vote of the shareholders.

       The Company shall have a paid-in capital stock of not less than $1,000,000 and a surplus of not less than $2,000,000 before any policy shall be written, issued or effected by the Company. The Company also shall secure a certificate in compliance with the foregoing from the commissioner of insurance before it shall be authorized to write, issue or effect any policy.

       Dividends and distributions on shares of a particular class may be declared and paid with such frequency, in such form and in such amount as the Board of Directors may from time to time determine and as is permitted under the laws of the State of Rhode Island.

       Dividends and distributions may be paid in cash, property or shares, including authorized but unissued shares, or treasury shares, or a combination of any of the foregoing, as determined by the Board of Directors or pursuant to any program that the Board of Directors may have in effect at the time.

       The business of the Company shall be conducted by its Board of Directors. The number of Directors shall be such number as is determined in accordance with the By-Laws of the Company but not less than seven (except for vacancies temporarily unfilled); provided however, that at least one-third (but not less than three) of such Directors shall be persons who are not officers or employees of the Company or of any entity controlling, controlled by, or under common control with the Company and who are not beneficial owners of a controlling interest in the voting stock of the Company or any such entity.

       Directors shall be elected annually at the annual meeting of shareholders.

       At all meetings of the Board of Directors, the presence of the majority of the total number of Directors of the Company shall be necessary and sufficient to constitute a quorum for the transaction of business.

       Any Director may be removed at any time, either for or without cause, by the affirmative vote of the holders of at least a majority of the shares of the Common Stock of the Company represented in person or by proxy at a meeting of the shareholders.

       If any vacancy shall occur in the Board of Directors by reason of death, resignation, removal or otherwise, the remaining Directors shall continue to act, and such vacancy may be filled by a majority of the remaining Directors, though less than a quorum.

       The Directors shall elect a President, a Treasurer and a Secretary, and such other officers, including a Chairman of the Board of Directors, as the Board of Directors may see fit or as may be provided for by the By-Laws of the Company. Such officers shall be elected annually and shall serve at the pleasure of the Board of Directors until their successors have been duly elected or appointed or qualified.

       No Director of this Company shall be personally liable to the Company or its shareholders or policyholders for monetary damages for breach of the Director's fiduciary duty; provided, that the foregoing shall not eliminate or limit the liability of a Director's fiduciary duty and provided, that the foregoing shall not eliminate or limit the liability of a Director for any of the following:

(i)	a breach of the Director's duty of loyalty to the Company or its shareholders or policyholders;
(ii)	acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law;
(iii)	a violation of Sections 7-1.1-43 or 27-47-2 of the Rhode Island General Laws, as amended;
(iv)	a transaction from which the Director derived an improper personal benefit, except to the extent such transaction is permitted pursuant to Section 7.1-1.1-37.1; or
(v)	any cause of action arising prior to the date of filing of these Amended and Restated Articles of Incorporation.

     If the Rhode Island General Laws are hereafter amended to authorize the further elimination or limitation of the liability of Directors, then the liability of a Director of the Company, in addition to the limitation on personal liability contained herein, shall be eliminated or limited to the fullest extent permitted by the Rhode Island General Laws as so amended. No amendment or repeal of this Article VIII shall apply to or have any effect on the liability or alleged liability of any Director of the Company for or with respect to any acts or omissions of such Director occurring prior to the effective date of any such amendment or repeal.

     The Company may amend, alter, change or repeal any provision contained in these Articles of Incorporation, in the manner now or hereafter prescribed by statute.